ROSE EXPLORATIONS INC.
32839 Bakerview Avenue
Mission, BC, Canada V2V 2P8

February 12, 2007

Jason Wynn, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
202 Fifth Street N.W.
Washington, DC 20549-7010

RE: Rose Explorations Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed February 12, 2007
File No. 333-140299

Dear Mr. Wynn:

In response to your letter of February 8, 2007, regarding the above-referenced filing, I herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

1.	Please see the revised signatures on the last page of the registration statement.

Thank you very much for your kind cooperation and assistance in this matter.

Sincerely,

/s/ Greg Cowan, President